EXHIBIT 2.1
EXECUTION VERSION
AMENDMENT NO. 1 TO THE AMENDED AND RESTATED AGREEMENT AND
PLAN OF MERGER
This Amendment No. 1 (this “Amendment”) to that certain Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 28, 2018, by and among eCivis Inc., a Delaware corporation (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), GTY EC Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Kirk Fernandez (“Mr. Fernandez”), in his capacity as the eCivis Holders’ Representative (and, pursuant to the newly added Section 1.11(c) and 1.11(f) of the Merger Agreement as set forth in Section 6 below, in his individual capacity), is effective as of January 8, 2019. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.
R E C I T A L S
WHEREAS, the Company, GTY, Merger Sub and Mr. Fernandez are Parties to the Merger Agreement; and
WHEREAS, the Parties desire to amend the Merger Agreement as set forth below.
NOW, THEREFORE, in consideration of the mutual execution hereof and other good and valuable consideration, the parties hereto agree as follows:
1.   Amendment of Section 1.2(b) of the Merger Agreement.   Section 1.2(b) of the Merger Agreement is hereby amended and restated in its entirety to read:
“eCivis Shares. Each eCivis Share issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive (i) the Pro Rata Portion of the Merger Shares, less the Escrow Shares, payable to the holder thereof in accordance with the procedures set forth in Section 1.3, (ii) the Pro Rata Portion of the Cash Consideration, payable to the holder thereof in accordance with the procedures set forth in Section 1.3, (iii) the Pro Rata Portion of the Escrow Shares, if any, that are distributed to the holder thereof pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made, (iv) the Pro Rata Portion of the Purchase Price Escrow Amount, if any, that is distributed to the holder thereof pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made, (v) the Pro Rata Portion of the Cash Escrow Amount, if any, that is distributed to the holder thereof pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made, (vi) the Pro Rata Portion of the CostTree Earn-out Escrow Amount, if any, that is distributed to the holder thereof pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made and (vii) the Pro Rata Portion of an amount, if any, equal to the Earnout Amount (which shall be calculated and payable in accordance with Exhibit A) (collectively, the “Per Share Merger Consideration”), and the holders thereof shall cease to have any further rights as holders of eCivis Shares.”
2.   Amendment of Section 1.8 of the Merger Agreement.   Section 1.8 of the Merger Agreement is hereby amended and restated in its entirety to read:
“Withholding.   GTY, the Surviving Company, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person (including payments of the Cash Purchase Price, the Cash Escrow Amount and the CostTree Earn-out Escrow Amount) such amounts as GTY, the Surviving Company, the Exchange Agent, or any Affiliate thereof shall determine in good faith they are required to deduct and withhold therefrom under the Code, or under any provision of state, local or foreign Tax Law; provided, however, that GTY shall provide the eCivis Holders’ Representative with written notice of any such intended withholding at least fifteen (15) days before the making of such payment (other than withholding on amounts properly treated as compensation for U.S. federal income Tax purposes), and GTY shall cooperate in good faith with the eCivis Holders’ Representative to obtain any available exception from, or reduction in, such withholding to the extent permitted under applicable Law. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Body, such deducted or withheld amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Notwithstanding anything in this Agreement to the contrary, any amounts payable pursuant to this Agreement that constitute compensation for U.S. federal income Tax purposes shall be paid through (and any applicable withholding shall be managed through) the Company’s ordinary payroll procedures.”
3.   Amendment of Section 6.3(f) of the Merger Agreement.   Section 6.3(f) of the Merger Agreement is hereby amended and restated in its entirety to read:
“GTY shall have deposited the Purchase Price Escrow Amount, the Cash Escrow Amount and the CostTree Earn-out Escrow Amount with the Escrow Agent;”
4.   Amendment of Article 9 of the Merger Agreement.   Article 9 is hereby amended by adding the following definition in alphabetical order to such Article 9:
“CostTree Agreement” means the Asset Purchase Agreement, dated March 12, 2018, by and among Cost Tree, LLC, a California limited liability company (“CostTree”), CostTree Holdings LLC, a California limited liability, and the Company.
“CostTree Earn-out” means the “Earn-out” (as defined in the CostTree Agreement), payable, if at all, pursuant to the terms of the CostTree Agreement. For the avoidance of doubt, any amounts payable to Nicolie Lettini (“Ms. Lettini”) pursuant to the terms of the Lettini Employment Agreement shall not be considered part of the CostTree Earn-out; it being understood that any such amounts shall be considered compensation to Ms. Lettini as an employee of the Company.
“CostTree Earn-out Escrow Amount” has the meaning set forth in Section 1.11(a).
“Lettini Employment Agreement” means the Employment Agreement, dated March 12, 2018, between the Company and Nicolie Lettini.
5.   Amendment to Certain Definitions in the Merger Agreement.
(a)   The definition of  “Final Cash Consideration” in Section 1.5(e) of the Merger Agreement shall be amended and restated to mean “an amount equal to: (i) the Cash Purchase Price, less (ii) the Closing Date Indebtedness amount as set forth in the Final Purchase Price Adjustment Statement, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, less (v) the CostTree Earn-out Escrow Amount, plus (vi) the Closing Date Cash as set forth in the Final Purchase Price Adjustment Statement, plus (vii) the Aggregate Option Exercise Price.”
(b)   The definition of  “Cash Consideration” in Article 9 of the Merger Agreement shall be amended and restated to mean “an amount equal to: (i) the Cash Purchase Price, less (ii) the Estimated Closing Indebtedness Amount, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, less (v) the CostTree Earn-out Escrow Amount plus (vi) the Estimated Closing Cash Amount, plus (vii) the Aggregate Option Exercise Price.”
(c)   The definition of  “Closing Date Indebtedness” in Article 9 of the Merger Agreement shall be amended and restated to mean “the Debt of the Company and its Subsidiaries as of 11:59 P.M. on the date immediately prior to the Closing Date; provided, however, that Closing Date Indebtedness shall not include the CostTree Earn-out, it being understood that the CostTree Earn-out shall be subject to the escrow and payment terms set forth in Section 1.11 of this Agreement.”
(d)   Clause (e) to the definition of  “Debt” in Article 9 of the Merger Agreement is hereby amended and restated to read as follows: “(e) obligations for the deferred purchase price of property or services, including, without limitation, the amounts payable with respect to earnouts, purchase price adjustments or other payments related to acquisitions, if and to the extent payable.”

(e)   Clause (ii) to the definition of  “Earnout Amount” in Exhibit A of the Merger Agreement is hereby amended and restated to read as follows: “$10.00.”
6.   CostTree Earn-out Payments and Escrow.   The following terms shall be added as Section 1.11 to the Merger Agreement:
“Section 1.11 CostTree Earn-out.
(a)   GTY shall deposit $1,000,000 (the “CostTree Earn-out Escrow Amount”) with the Escrow Agent, which amount shall be held and used solely for the purposes of paying the CostTree Earn-out if, when and to the extent payable to CostTree under the terms of the CostTree Agreement. Prior to the Closing, GTY and the eCivis Holders’ Representative shall either (i) enter into an escrow agreement with the Escrow Agent, setting forth the terms and conditions of the escrow of the CostTree Earn-out Escrow Amount or (ii) amend the Escrow Agreement so that it includes terms and conditions with respect to the escrow of the CostTree Earn-out Escrow Amount, in each case in such form of agreement or amendment, as applicable, as mutually agreed by the parties and consistent with the terms of this Section 1.11.
(b)   If and when GTY believes or is informed by CostTree that a CostTree Earn-out is earned and payable under the CostTree Agreement, GTY shall promptly notify the eCivis Holders’ Representative in writing of the same and GTY and the eCivis Holders’ Representative shall jointly instruct the Escrow Agent in writing to release to GTY from the escrow the amount of the CostTree Earn-out Escrow Amount as is required to pay any such earned CostTree Earn-out payments (to the extent such funds are available in such escrow). GTY shall cause the Company to pay the Cost-Tree Earn-out when earned and payable under the CostTree Agreement.
(c)   If the then available CostTree Earn-out Escrow Amount is insufficient to satisfy the CostTree Earn-out payments if and when due under the CostTree Agreement, then Mr. Fernandez shall pay to GTY (for the purpose of satisfying such CostTree Earn-out payments) any CostTree Earn-out amounts due and payable that are in excess of such available CostTree Earn-out Escrow Amount. The foregoing shall not limit GTY’s right to indemnification under clause (iv) of Section 7.1(a) of this Agreement; provided that, for the avoidance of doubt, GTY shall not be entitled to double recovery for any amounts paid.
(d)   If any amount of the CostTree Earn-out Escrow Amount remains in escrow on April 1, 2023 (which is the day following the last day on which any CostTree Earn-out payment, if any, is payable under the CostTree Agreement), then GTY and the eCivis Holders’ Representative shall instruct the Escrow Agent to release such remaining amount to the eCivis Holders’ Representative (for the benefit of the eCivis Holders), which the eCivis Holders’ Representative shall cause to be distributed to the eCivis Holders in accordance with their respective Pro Rata Portion.
(e)   GTY and the Company shall not modify or waive any terms, conditions or covenants of the CostTree Earn-out under the CostTree Agreement without the prior written consent of Mr. Fernandez, which consent shall not be unreasonably withheld, conditioned or delayed.
(f)   Mr. Fernandez hereby represents and warrants to GTY, Merger Sub as of the date of this Amendment and as of the Closing Date as follows:
(i)   Mr. Fernandez is an adult individual, is sui juris and has all legal capacity to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly executed and delivered by Mr. Fernandez, and assuming the due authorization, execution and delivery of the same by each other party hereto, this Agreement shall constitute the valid and legally binding obligation of Mr. Fernandez, enforceable against him in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
(ii)   The execution, delivery and performance of this Agreement and the incurrence of the obligations hereunder does not and will not, directly or indirectly, (a) violate or conflict with any Law or Order applicable to Mr. Fernandez,; (b) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which Mr. Fernandez is a party or by which any of his assets are bound or subject; or (c) require any notice to, filing with, or Permit or Consent of any Governmental Body or any other Person.
(iii)   Mr. Fernandez has had the opportunity to, and has, reviewed this Agreement with the counsel of his choosing.
(iv)   Mr. Fernandez is solvent and the execution of this Agreement does not and will not render him insolvent. At all times following the Closing, Mr. Fernandez will have sufficient funds to pay all obligations under Section 1.11(c), if and when due.”
7.   Amendment to Company’s Disclosure Schedule.   There shall be added to the Company’s Disclosure Schedule the disclosures set forth on Exhibit A hereto. The disclosures set forth in Exhibit A shall be deemed to be disclosed and incorporated by reference in each of the other schedules of the Company’s Disclosure Schedule as though fully set forth in such other schedules, and shall be deemed to qualify and limit all representations and warranties of the Company to the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary (including Section 4.5 of the Merger Agreement), the failure to previously disclose such matters set forth in Exhibit A hereto (i) shall not be deemed a breach of the Company’s representations and warranties under the Merger Agreement, (ii) shall not be a basis for, or considered for purposes of, determining the satisfaction of the conditions in Article 6 of the Merger Agreement and (iii) shall not be the basis for termination of the Merger Agreement by GTY pursuant to Section 8.1(f) of the Merger Agreement.
8.   Miscellaneous.
(a)   From and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, shall mean and be a reference to the Merger Agreement as amended hereby.
(b)   Except as specifically set forth above, the Merger Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed.
(c)   This Amendment may be executed simultaneously in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Amendment.
(d)   Sections 10.5 through 10.15 of the Merger Agreement apply to this Amendment mutatis mutandis.
[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed and deliver this Amendment on the date first written above.
ECIVIS INC.
By:	/s/ James Ha
	Name:	James Ha
	Title:	Chief Executive Officer
GTY TECHNOLOGY HOLDINGS INC.
By:	/s/ Harry L. You
	Name:	Harry L. You
	Title:	President and CFO
GTY EC MERGER SUB, INC.
By:	/s/ Harry L. You
	Name:	Harry L. You
Title:

KIRK FERNANDEZ, in his capacity as eCivis Holders’ Representative (and, pursuant to Sections 1.11(c) and 1.11(f) of the Merger Agreement as set forth in Section 6 of this Amendment, in his individual capacity)

By:	/s/ Kirk Fernandez
	Name:	Kirk Fernandez
[Signature Page to Amendment No.2 to Agreement and Plan of Merger]

EXHIBIT A
Disclosure Schedule Supplement
The following items are added to the sections of the Company’s Disclosure Schedule referenced below:
Section 2.6
(iii)
The Company entered into the CostTree Agreement and the Lettini Employment Agreement in March 2018.
(iv)
The CostTree Agreement includes obligations to pay the CostTree Earn-out, if any, based on the Company’s achievement of certain revenue thresholds during the 2018, 2019, 2020, 2021 and 2022 fiscal years related to the acquired CostTree business, subject in all respects to the terms and conditions of the CostTree Agreement.
(vii)
The Company entered into the Lettini Employment Agreement in connection with its acquisition of the CostTree business.
(xv)
The Company acquired the business of CostTree pursuant to the CostTree Agreement in March 2018.
Section 2.12
(a)(i)
The CostTree Agreement and the Lettini Employment Agreement
(a)(v)
The CostTree Agreement
(a)(viii)
The CostTree Agreement includes obligations to pay the CostTree Earn-out, if any, based on the Company’s achievement of certain revenue thresholds during the 2018, 2019, 2020, 2021 and 2022 fiscal years related to the acquired CostTree business, subject in all respects to the terms and conditions of the CostTree Agreement.
Section 2.15
Pursuant to the Lettini Employment Agreement, Nicolie Lettini is entitled to certain variable compensation based on the Company’s achievement of certain revenues, as more specifically set forth therein.
Section 2.16
(a)
Lettini Employment Agreement, which provides for, among other things, compensation terms, bonus terms and severance terms.